EXHIBIT 99.1

RADA Electronic Industries -- Comments on Recent Trading Activity of Its Ordinary Shares

NETANYA, Israel, Sept. 30, 2014 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (RADA) -- RADA Electronic Industries Ltd. ("RADA" or the "Company") confirms that there are no material undisclosed corporate developments that might account for the recent unusual trading activity of the Company's shares or the increase in market price. The Company does not otherwise comment on market activity.

The Company also reiterated its previously announced belief that it expects that its gross margins for the remainder of 2014 will be consistent with the gross margins recorded for the first six months of 2014 and that it continues to maintain its expectation for favorable 2014 results.

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Forward-looking Statements

This press release contains forward-looking statements. The words or phrases "believes," "expects," "continues to maintain," "expectation for," or similar expressions are intended to identify "forward-looking statements." RADA's financial and operational results reflected above should not be construed by any means as representative of the current or future value of its ordinary shares. All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, sign new agreements; and other factors set forth in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risks and uncertainties described in other documents that the Company files from time to time with the U.S. Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com